FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________).

Enclosure:

Increase in Directors' shareholdings
Schedule 11 Notification of interests of directors and connected persons

Increase in Directors’ Shareholdings

Cambridge, UK – 26 September 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that, on 25 September 2002, four Directors increased their shareholdings in Acambis.

Dr John Brown, Chief Executive Officer, exercised options over a total of 35,370 shares at 170p per share. Following this transaction, Dr Brown’s shareholding in Acambis has increased from 239,602 to 274,972 shares representing approximately 0.28% of Acambis’ issued ordinary share capital.

Gordon Cameron, Chief Financial Officer and President of Acambis Inc., exercised options over a total of 160,000 shares at 97p per share. At the same time, Mr Cameron also exercised 123,711 nil-cost shares awarded under the Acambis Share Incentive Plan. Mr Cameron sold 152,612 of these shares at 238p per share in order to fund the cost of exercising the options and the income tax liability thereon. Following these transactions, his shareholding in Acambis has increased from 32,750 to 163,849 shares, representing approximately 0.17% of Acambis’ issued share capital. Of these 163,849 shares, 133,711 are held by the Trustees of Acambis Employees’ Trust on behalf of Mr Cameron.

Nicolas Higgins, Chief Business Officer, exercised options over a total of 23,580 shares at 170p per share. At the same time, he sold 19,538 of these shares at 2.38p per share in order to fund the cost of exercising the options and the income tax liability thereon. Following these transactions, Mr Higgins’ shareholding in Acambis has increased from 201,936 to 205,978 shares, representing approximately 0.21% of Acambis’ issued ordinary share capital.

Dr Geoffrey Porges, Non-executive Director, has acquired 2,680 shares at 238p per share. Following this transaction, Dr Porges’ shareholding has increased from 5,420 to 8,100 shares, representing approximately 0.01% of Acambis’ issued share capital.

-ends-

Enquiries:

Acambis plc Elizabeth Brown, Company Secretary Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Notes to editors: Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company Acambis plc

2)     Name of director Dr John Brown

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest As above

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Grant of options under “The Acambis 1999 Share Option Plan”

7)     Number of shares/amount of stock acquired N/A

8)     Percentage of issued class N/A

9)     Number of shares/amount of stock disposed N/A

10)     Percentage of issued class N/A

11)     Class of security N/A

12)     Price per share N/A

13)     Date of transaction N/A

14)     Date company informed N/A

15)     Total holding following this notification N/A

16)     Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)     Date of grant 26 September 2002

18)     Period during which or date on which exercisable 26 September 2005 – 25 September 2012

19)     Total amount paid (if any) for grant of the option Nil

20)     Description of shares or debentures involved: class, number 58,584 ordinary shares of 10p each

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 233p per share

22)     Total number of shares or debentures over which options held following this notification 1,345,574 ordinary shares of 10p each

23)     Any additional information N/A

24)     Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)     Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company Acambis plc

2)     Name of director Gordon Cameron

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest As above

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Grant of options under “The Acambis 1999 Share Option Plan”

7)      Number of shares/amount of stock acquired N/A

8)      Percentage of issued class N/A

9)     Number of shares/amount of stock disposed N/A

10)     Percentage of issued class N/A

11)     Class of security N/A

12)     Price per share N/A

13)     Date of transaction N/A

14)     Date company informed N/A

15)     Total holding following this notification N/A

16)     Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)     Date of grant 26 September 2002

18)     Period during which or date on which exercisable 26 September 2005 – 25 September 2012

19)     Total amount paid (if any) for grant of the option Nil

20)     Description of shares or debentures involved: class, number 39,116 ordinary shares of 10p each

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 233p per share

22)     Total number of shares or debentures over which options held following this notification 798,924 ordinary shares of 10p each

23)     Any additional information N/A

24)     Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)     Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company Acambis plc

2)     Name of director Nicolas Higgins

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest As above

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Grant of options under “The Acambis 1999 Share Option Plan”

7)     Number of shares/amount of stock acquired N/A

8)     Percentage of issued class N/A

9)     Number of shares/amount of stock disposed N/A

10)      Percentage of issued class N/A

11)     Class of security N/A

12)     Price per share N/A

13)     Date of transaction N/A

14)     Date company informed N/A

15)     Total holding following this notification N/A

16)     Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)     Date of grant 26 September 2002

18)     Period during which or date on which exercisable 26 September 2005 – 25 September 2012

19)     Total amount paid (if any) for grant of the option Nil

20)     Description of shares or debentures involved: class, number 34,925 ordinary shares of 10p each

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 233p per share

22)     Total number of shares or debentures over which options held following this notification 854,422 ordinary shares of 10p each

23)     Any additional information N/A

24)     Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)     Name company official responsible for making this notification Elizabeth Brown

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company Acambis plc

2)     Name of director Thomas Monath

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest As above

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Grant of options under “The Acambis 1999 Share Option Plan”

7)      Number of shares/amount of stock acquired N/A

8)     Percentage of issued class N/A

9)     Number of shares/amount of stock disposed N/A

10)     Percentage of issued class N/A

11)     Class of security N/A

12)     Price per share N/A

13)     Date of transaction N/A

14)     Date company informed N/A

15)     Total holding following this notification N/A

16)     Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)     Date of grant 26 September 2002

18)     Period during which or date on which exercisable 26 September 2005 – 25 September 2012

19)     Total amount paid (if any) for grant of the option Nil

20)     Description of shares or debentures involved: class, number 38,575 ordinary shares of 10p each

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 233p per share

22)     Total number of shares or debentures over which options held following this notification 459,707 ordinary shares of 10p each

23)     Any additional information N/A

24)     Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)     Name company official responsible for making this notification Elizabeth Brown

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications